On May 17, 2004, PricewaterhouseCoopers LLP (PwC) was notified that it was not selected by the Audit Committee (the "Committee") of the
Advisors' Inner Circle II Fund (the "Trust")
(formerly the Arbor Fund) as the independent registered public accounting firm for the Trust's fiscal year-ending January 31, 2005. KPMG LLP
("KPMG") was selected as the Trust's independent registered public accounting firm for the fiscal year ended January 31, 2005. The decision to select KPMG was recommended by the Committee and was approved by the Board of Trustees' on May 18, 2004.
The reports of the financial statements audited by PwC for the Trust for each of the periods in the four-year period ended January 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the year ended January 31, 2004 and through May 17, 2004, there were no disagreements between the Trust and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements.
The Trust has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 24, 2005, is filed as an Exhibit to this Form N-SAR.